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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                           ------------------------
                                  SCHEDULE TO

                                Amendment No. 4

                            Tender Offer Statement
                     Under Section 14(d)(1) or 13(e)(1) of
                     the Securities Exchange Act of 1934
                           ------------------------
                                AIRBORNE, INC.
                      (Name of Subject Company (issuer))
                           ------------------------
                            AIRBORNE, INC. (issuer)
               DHL WORLDWIDE EXPRESS B.V. (affiliate of issuer)
                    DEUTSCHE POST AG (affiliate of issuer)
                           (Names of Filing Persons)
                    5.75% CONVERTIBLE SENIOR NOTES DUE 2007
                        (Title of Class of Securities)
                            009269AA9 and 009269AB7
                    (CUSIP Numbers of Class of Securities)
                           ------------------------
                                AIRBORNE, INC.
                                 P.O. Box 662
                        Seattle, Washington 98112-0662
                                 206-830-1592
           (Name, Address and Telephone Number of Person Authorized
      to Receive Notices and Communications on Behalf of Filing Persons)
                           ------------------------
                                   Copy to:
                            D. Rhett Brandon, Esq.
                        Simpson Thacher & Bartlett LLP
                             425 Lexington Avenue
                           New York, New York 10017
                                (212) 455-3615

                           CALCULATION OF FILING FEE
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            Transaction Valuation*            Amount of Filing Fee
                 $163,533,333                          $0
          ==========================================================

*    The transaction value shown reflects the cost of purchasing
     $150,000,000 principal amount of Notes at the purchase price ($1,080 per $1,000 of the principal amount of the notes, plus accrued and unpaid interest up to but excluding December 5, 2003 (the expected date of acceptance for purchase and of payment)).

[x] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid: $13,230      Filing Party: Airborne, Inc., et al
     File Nos: 005-08996 and 005-12227    Dates Filed: 10/15/03, 11/5/03,
                                                       11/20/03 and 11/24/03

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]  third-party tender offer subject to Rule 14d-1.
[x]  issuer tender offer subject to Rule 13e-4.
[ ]  going-private transaction subject to Rule 13e-3.
[ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

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


     This Amendment No. 4 (this "Amendment") amends and restates the Tender Offer Statement filed on October 15, 2003 under cover of Schedule TO
("Schedule TO-I"), as amended and restated by Amendment No. 1 filed on November 5, 2003 under cover of Schedule TO ("Schedule TO-I/A1"), as amended and further supplemented by Amendment No. 2 filed on November 20, 2003 under cover of Schedule TO ("Schedule TO-I/A2") and Amendment No. 3 filed on November 24, 2003 under Schedule TO ("Schedule TO-I/A3," and together with Schedule TO-I, Schedule TO-I/A1, Schedule TO-I/A2 and Schedule TO-I/A3, "Schedule TO-I/A"), relating to the Tender Offer (as defined therein) and the Change in Control Offer (as defined in the Statement (as defined below)) made, by Airborne, Inc., a Delaware corporation ("Airborne"), for any and all of its outstanding 5.75% Convertible Senior Notes due 2007 (the "Notes"), all subject to the terms and conditions of the amended and restated Offer to Purchase and Consent Solicitation Statement (as it may be amended or supplemented from time to time, the "Statement") and the Consent and Letter of Transmittal, filed herewith as Exhibit (a)(1) and Exhibit (a)(2), respectively.

     The information previously filed on October 15, 2003 in the Schedule TO-I for Items 2(a), 2(c), 4(a)(1)(ix)-(xi), 4(a)(2), 4(b), 5(e), 6(b),
6(c)(1)-(6), 6(c)(9)-(c)(10), 8(b), 10, 11(a), 13 and Exhibits (a)(5), (b),
(d)(1), (d)(2), (d)(3), (g) and (h) in Item 12, including all schedules and annexes thereto, is hereby expressly incorporated by reference in answer to Items 1 through 13 in this Amendment. The information previously filed on November 5, 2003 in the Schedule TO-I/A1 for Items 2(b), 3(a), 7, 8, 10 and Exhibits (a)(6) and (a) (7) in Item 12, including all schedules and annexes thereto, is hereby expressly incorporated by reference in answer to Items 1 through 13 in this Amendment. The information previously filed on November 20, 2003 in the Schedule TO-I/A2 for Exhibit (a)(8) in Item 12 is hereby expressly incorporated by reference in answer to Items 1 through 13 in this Amendment. The information previously filed on November 24, 2003 in the Schedule TO-I/A3 for Items 1 and 4, and Exhibits (a)(9) and (a)(10) in Item 12, including all schedules and annexes thereto, is hereby expressly incorporated by reference in answer to Items 1 through 13 in this Amendment.

     All information in the amended and restated Statement is hereby expressly incorporated herein by reference in response to all the items of this Amendment, except as otherwise set forth below.

Item 8. Interest in Securities of the Subject Company.

(b) To the best knowledge of Airborne, DHL, Deutsche Post, no transaction has occurred in the 60 days preceding the date of this Amendment that would be required to be disclsoed by this item.

Item 11.  Additional Information.

(b) Other material information. The information set forth in the Statement and the Consent and Letter of Transmittal attached hereto as Exhibits (a)(1) and
(a)(2), respectively, is expressly incorporated herein by reference.

Item 12.  Exhibits.

The documents previously filed as Exhibits (a)(1), (a)(2), (a)(3) and (a)(4) on November 5, 2003 under the cover Schedule TO are hereby amended and restated as set forth below.

Exhibit No.                            Description
-----------                            -----------

Exhibit (a)(1)      Offer to Purchase and Consent Solicitation Statement,
                    dated October 15, 2003, as amended and supplemented
                    November 5, 2003, November 21, 2003 and December 3, 2003.

Exhibit (a)(2)      Consent and Letter of Transmittal.

Exhibit (a)(3)      Letter to Brokers, Dealers, Commercial Banks, Trust
                    Companies and Other Nominees.

Exhibit (a)(4)      Letter to Clients for use by Brokers, Dealers, Commercial
                    Banks, Trust Companies and Other Nominees.

                                  SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 3, 2003               Airborne, Inc.



                                       By: /s/ John Fellows
                                          -----------------------------------
                                          Name:   John Fellows
                                          Title:  President and Chief
                                                    Executive Officer


                                       DHL Worldwide Express B.V.



                                       By: /s/ Geoff Cruikshanks
                                          -----------------------------------
                                          Name:   Geoff Cruikshanks
                                          Title:  Authorized Signatory


                                       Deutsche Post AG



                                       By: /s/ Dr. Bernd Boecken
                                          -----------------------------------
                                          Name:   Dr. Bernd Boecken
                                          Title:  Head of Corporate Finance

                                 EXHIBIT INDEX

Exhibit No.                            Description
-----------                            -----------

Exhibit (a)(1)      Offer to Purchase and Consent Solicitation Statement,
                    dated October 15, 2003, as amended November 5, 2003,
                    November 21, 2003 and December 3, 2003.

Exhibit (a)(2)      Consent and Letter of Transmittal.

Exhibit (a)(3)      Letter to Brokers, Dealers, Commercial Banks, Trust
                    Companies and Other Nominees.

Exhibit (a)(4)      Letter to Clients for use by Brokers, Dealers, Commercial
                    Banks, Trust Companies and Other Nominees.